================================================================================




                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of May, 2002

                         CLAXSON INTERACTIVE GROUP INC.
    ------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)


        AVENIDA INGENIERO HUERGO 1167, C1107AOL, BUENOS AIRES, ARGENTINA
    ------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F [X] Form 40-F  [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes[ ]   No[X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)




================================================================================

                         CLAXSON INTERACTIVE GROUP INC.

                                    Form 6-K

                                TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----

Signatures.................................................................3

Press Release on Claxson Interactive Group Inc.
         Claxson Interactive Group Inc. Sells its 50% Participation
                  in Animation-Channel Locomotion to Corus.................4

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      CLAXSON INTERACTIVE GROUP INC.

                                      ----------------------------------------
                                                    (Registrant)


Date:  May 17, 2002                 By: /s/ Amaya Ariztoy
                                      ----------------------------------------
                                      Name: Amaya Ariztoy
                                      Title: Secretary



                                       3